May 1, 2009
United States Securities and Exchange Commission
450 Fifth Street NW
Mail Stop 4561
Washington, D.C. 20549

Attn:	Ms. Cicely Lomothe, Accounting Branch Chief
Ms. Jaime John, Staff Accountant
Ms. Kristina Aberg, Attorney-Advisor

	Re:	NetREIT
Form 10
Filed May 6, 2008
File No. 001-39049
Ladies and Gentlemen:
Registrant requests the Accounting Staff’s comments and guidance regarding Registrant’s responses below to the comments in the Staff’s letter of April 27, 2009 regarding the above-referenced Form 10 filing. Registrant’s responses below are presented in the same numbers as the Staff’s comments in that letter.
Note 1 — Organization, Page 62
1.	Registrant will add to the disclosure the fact that the tenant’s in common and limited partners have substantive participating rights.
Note 2 — Significant Accounting Policies
Property Acquisitions, pages 62-63
2.	Registrant will remove any reference to property tax assessments

3.	Registrant has determined that terms of the ground lease approximate market value rates. The Registrant is accounting for the ground lease as an operating lease and the building and improvements are being accounted for as capital assets depreciated over a 39 year life. The Registrant has accounted for its right, within the ground lease, to purchase the land at a fixed price that was determined in 1963, the original inception of the ground lease. This is a right to purchase prime real estate that has appreciated substantially since the purchase price was established approximately 47 years ago.

The ground lease relates specifically to leasing the land for a 99 year term with rights to improve on the property with buildings and property improvements. The Registrant purchased the rights to the ground lease which contain a provision to purchase the land at a fixed price determined to be substantially below market at the date of our acquisition. In addition, the Company purchased the building and property improvements on the land subject to the ground lease.
The allocation of the purchase price as the fair value of the land purchase option within the terms of the ground lease was based upon a third party appraisal. A section of the appraisal reads as follows:
Conclusion of the Discounted Cash Flow Analysis
The cash flow result is $5,840,397. We have then added the value of the ground lease purchase option ($1,370,000) to arrive at a sandwich estate value under the controlling ground lease. This results in a total value of $7,210,397, or a rounded value of $7,210,000.
The appraisal concluded and states that the value associated with cash flow from the building and building improvements of $5.8 million was separate from the value associated with the right to purchase the land which the appraiser valued at approximately $1.4 million. The land value was based on comparable properties without any consideration given to future appreciation.

4.	The Registrant believes that it has a contract based intangible associated with the land. When the land purchase option is exercised in 2062, the party exercising it will be acquiring land. This right, and the value associated with this right, is separate from both the depreciable assets attached to the land and the contractual lease term. If at the end of the lease term, the land were to be recorded at the option strike price of $181,710, that would represent an improper assessment of the cost of the land to us. In 2007, we actually paid $1,370,000 representing the present value of the excess of the fair value of the land over the strike price of the option. To demonstrate, if you were to shorten the time frame from the date of our purchase of the buildings and assumption of the lease to the date the option could be exercised, we think the impropriety of amortizing the “value of the option” over the option period would perhaps be more obvious. If one were to assume that we entered this transaction one month before the option could be exercised, if we were to amortize the intangible asset over the term of the option, we’d have amortization expense of $1,370,000 and land recorded at $181,710 when we know that we are actually paying the current fair value for the land of $1,530,000. The value of the land determined the price we paid for being able to assume the purchase option and in our minds that is what we are paying for the land.
For your convenience, we have included the response to comment 10 of the letter dated March 31, 2009 as a exhibit 1. This comment related to the same issues as comments 3 and 4 to the letter of April 27, 2009.
Conclusion
In conclusion, the Company believes that it has properly treated the accounting for the land purchase option as an indefinite lived intangible asset separate and distinct from any other components of the lease contract.
Very truly yours,
/s/Kenneth W. Elsberry
KENNETH W. ELSBERRY
CHIEF FINANCIAL OFFICER

cc:	Ms. Jaime John, Staff Accountant Ms. Cicely Lamothe, Accounting Branch Chief Ms. Kristina Aberg, Attorney-Advisor Mr. Tom Kluck, Legal Branch Chief

Exhibit 1
RESPONSE TO COMMENT 10:
World Plaza
Background
In September 2007, the Company acquired an assignment to a 99 year ground lease that commenced in 1963, the existing buildings, and building improvements to the land with rights to mortgage same and an assignment of the existing tenant’s lease agreements. The Company paid $7.7 million.
At acquisition, the property consisted of the master ground lease and a lease fee interest with respect to 3 one story class “C” buildings with approximately 55,096 square feet of retail center in San Bernardino, California. The land lease, including an option to purchase the land, was assigned to the Company without modification from its original inception executed in 1963. The option to purchase the land calls for the lessee to pay a fixed purchase price of $181,710. The only time this option can be exercised is at the end of the lease term in 2062, and the option must be exercised within 90 days of the end of the lease term or any rights to exercise the purchase option will be lost.
The purchase price for the land remains fixed for the entire 99 year lease term at $181,710 while the value of the land has appreciated significantly since 1963. The Company attributed a value of $1.4 million, net of the present value of the option cost, to the land purchase option. The land value was based upon other comparable property sales near the date of purchase and a copy of a recent appraisal prepared for the benefit of the existing lender from whom we assumed the loan.

Accounting References on point to this issue
Paragraph 15 of FIN 21 states the following:
In a business combination, the acquiring enterprise shall retain the previous classification in accordance with FASB Statement No. 13 for the leases of an acquired enterprise unless the provisions of the lease are modified as indicated in paragraph 13 above.
Paragraph 7 of SFAS 13 states the following:
The criteria for classifying leases set forth in this paragraph and in paragraph 8 derive from the concept set forth in paragraph 60. If at its inception (as defined in paragraph 5(b)) a lease meets one or more of the following four criteria, the lease shall be classified as a capital lease by the lessee. Otherwise, it shall be classified as an operating lease.
a.
The lease transfers ownership of the property to the lessee by the end of the lease term (as defined in paragraph 5(f)). This criterion is met in situations in which the lease agreement provides for the transfer of title at or shortly after the end of the lease term in exchange for the payment of a nominal fee, for example, the minimum required by statutory regulation to transfer title.

b.	The lease contains a bargain purchase option (as defined in paragraph 5(d)).
c.
The lease term (as defined in paragraph 5(f)) is equal to 75 percent or more of the estimated economic life of the leased property (as defined in paragraph 5(g)). However, if the beginning of the lease term falls within the last 25 percent of the total estimated economic life of the leased property, including earlier years of use, this criterion shall not be used for purposes of classifying the lease.

d.
The present value at the beginning of the lease term of the minimum lease payments (as defined in paragraph 5(j)), excluding that portion of the payments representing executory costs such as insurance, maintenance, and taxes to be paid by the lessor, including any profit thereon, equals or exceeds 90 percent of the excess of the fair value of the leased property (as defined in paragraph 5(c)) to the lessor at the inception of the lease over any related investment tax credit retained by the lessor and expected to be realized by him. However, if the beginning of the lease term falls within the last 25 percent of the total estimated economic life of the leased property, including earlier years of use, this criterion shall not be used for purposes of classifying the lease. A lessor shall compute the present value of the minimum lease payments using the interest rate implicit in the lease (as defined in paragraph 5(k)). A lessee shall compute the present value of the minimum lease payments using his incremental borrowing rate (as defined in paragraph 5(1)), unless (i) it is practicable for him to learn the implicit rate computed by the lessor and (ii) the implicit rate computed by the lessor is less than the lessee’s incremental borrowing rate. If both of those conditions are met, the lessee shall use the implicit rate.

FAS 142 Paragraph 11 states the following:
The accounting for a recognized intangible asset is based on its useful life to the reporting entity. An intangible asset with a finite useful life is amortized; an intangible asset with an indefinite useful life is not amortized. The useful life of an intangible asset to an entity is the period over which the asset is expected to contribute directly or indirectly to the future cash flows of that entity.9 The estimate of the useful life of an intangible asset to an entity shall be based on an analysis of all pertinent factors, in particular, the following factors with no one factor being more presumptive than the other:
a.	The expected use of the asset by the entity.

b.	The expected useful life of another asset or a group of assets to which the useful life of the intangible asset may relate.
FAS 142 Paragraph 13 states the following:
The amount of an intangible asset to be amortized shall be the amount initially assigned to that asset less any residual value. The residual value of an intangible asset shall be assumed to be zero unless at the end of its useful life to the reporting entity the asset is expected to continue to have a useful life to another entity and (a) the reporting entity has a commitment from a third party to purchase the asset at the end of its useful life or (b) the residual value can be determined by reference to an exchange transaction in an existing market for that asset and that market is expected to exist at the end of the asset’s useful life.
FAS 142 Paragraph B58 states the following:
The Board reasoned that an intangible asset that is separable or is subject to contractual or legal-based rights will have an observable market or will have identifiable cash flows associated with it. The Board noted that Concepts Statement 7 (issued after issuance of the 1999 Exposure Draft) provides guidance for using cash flows to determine the fair value of an asset in the absence of an observable market. Because there are different ways to determine fair value, the Board concluded that it was not necessary that there be an observable market for an intangible asset in order for that asset not to be amortized. Therefore, any intangible asset that is determined to have an indefinite useful life should not be amortized until that life is determined to be no longer indefinite.
Facts
With respect to classification of the lease:
It is the Company’s position that the unmodified land lease from 1963 would have been classified as an operating lease as the lease does not meet any of the criteria under paragraph 7 of SFAS 13.
•	To effect the transfer of ownership, the purchase price to buy the land is $181,710 which the Company’s believes was far greater than a nominal fee for the land at lease inception in 1963.

•	The lease does not contain a bargain purchase price.

•	The lease relates to land. Therefore, the 75% of economic useful life and the present value of the lease payment provisions of these paragraphs do not apply.

With respect to application of SFAS 142:
The Company believes that this land purchase option value is separable from the components of the contract as stated under paragraph B58 of SFAS 142. We also believe that the useful life of this asset under SFAS 142, paragraph 11 is indefinite as it relates to the acquisition of the land and that under paragraph 13 its residual value is at least equal to its market value. In addition, the likelihood of exercising this land purchase option by the Company or subsequent assignees is probable. Further, should the Company decide to sell its property rights to World Plaza, the value of the land purchase option would be a material and separate consideration to the selling price just as it was to our acquisition price considerations.